UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

21002625

SEC Mail Processing Section
MAR 03 2021
Washington DC
415

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68161 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Institutional Cash Distributors, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**580 California Street, Suite 1335**
(No. and Street)

| San Francisco | CA | 94104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Mason Martin** — **415-520-5302**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**EisnerAmper LLP**
(Name – *if individual, state last, first, middle name*)

| One California Street, Suite 1700 | San Francisco | CA | 94111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





Public

# TO THE COMMISSIONER OF CORPORATIONS OF
# THE STATE OF CALIFORNIA
# VERIFICATION FORM PURSUANT TO
# CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)
## (Executed WITHIN OR WITHOUT of the State of California)

I, Mason Martin, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a ~~customer~~.

Executed this ~~24th~~ 25th (MM) day of February, 2021, at

Lafayette, California.

____________________

(Signature of person signing)

Chief Compliance Officer

(Title of person signing report)

Institutional Cash Distributors, LLC
(Name of Licensee)

149635
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

## OATH OR AFFIRMATION

I, **Mason Martin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Institutional Cash Distributors, LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

See attached.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 25th (*Date*) day of February (*Month*), 2021 (*Year*), by

(1) Mason Martin

(and (2) ______________________________),

*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DOMINGA ELAINE P. VICENTE
Notary Public - California
Santa Clara County
Commission # 2266704
My Comm. Expires Nov 12, 2022

*Place Notary Seal and/or Stamp Above*

Signature ______________________________
*Signature of Notary Public*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Oath or Affirmation

Document Date: 2/25/2021 Number of Pages: 1

Signer(s) Other Than Named Above: NONE

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Institutional Cash Distributors, LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2010.]

EISNERAMPER LLP
San Francisco, California
February 25, 2021

# INSTITUTIONAL CASH DISTRIBUTORS, LLC
## Statement of Financial Condition
## December 31, 2020

| | | |
|---|---|---|
| ***Assets*** | | |
| Cash | $ | 11,094,522 |
| Commissions receivable | | 6,234,474 |
| Deposits with clearing brokers | | 358,247 |
| Restricted cash | | 24,309 |
| Property and equipment, net | | 104,613 |
| Goodwill | | 700,000 |
| Prepaid expenses | | 214,305 |
| Other assets | | 89,587 |
| Lease deposits | | 12,184 |
| Right-of-use lease assets | | 569,299 |
| Due from affiliates | | 251,681 |
| ***Total assets*** | $ | 19,653,221 |
| ***Liabilities and Member's Equity*** | | |
| ***Liabilities*** | | |
| Commissions payable | $ | 888,627 |
| Accounts payable and accrued expenses | | 4,543,226 |
| Lease liabilities | | 631,774 |
| ***Total liabilities*** | | 6,063,627 |
| Member's equity | | 13,589,594 |
| ***Total liabilities and member's equity*** | $ | 19,653,221 |

***See Accompanying Notes to Statement of Financial Condition***

1. Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. Prior to January 1, 2018, the Company was a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company ("Holdings"). Effective January 1, 2018 there was a change of control and restructuring of Holdings which resulted in the transfer of its equity interest in the Company and its other subsidiaries. As part of the restructuring, a series of transactions occurred which included the formation of a new parent company to own the equity interest in the Company. ICD Intermediate Holdco 2, LLC, a Delaware limited liability company (the "Parent") was formed on September 25, 2017 and acquired the interest in the Company effective January 1, 2018. While permitted under U.S. GAAP, the Company has elected not to apply push down accounting for the transaction and amounts presented are at historical cost. As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds and other short term investment trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp ("JPMCC") and MUFG Union Bank (collectively, the "Clearing Brokers") are the Company's custodians who provide custody and/or clearing services.

The Company's primary source of revenue is commission income earned from Clearing Brokers by introducing customers to money funds offered through their brokerage networks. The Company also earns commission income from subscription business by referring money market fund families directly to certain customers.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

Deposits with Clearing Brokers

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2020, the Company had $357,247 on deposit with JPMCC and a $1,000 deposit with MUFG Union Bank.

2. Business and Summary of Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable represents the net amounts due from the Clearing Brokers and fund companies based upon fee sharing agreements. The Company monitors the credit standing of these organizations as deemed necessary.

Restricted Cash and Letter of Credit

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation of $104,613. Depreciation is computed under the straight-line method using an estimated useful life of three years to five years.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in an acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2020.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with the member's tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

1. Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2020 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

| | Carrying Value | Level 1 | Level 2 | Total Estimated Fair Value |
|---|---|---|---|---|
| Assets | | | | |
| Cash | $ 11,094,522 | $ 11,094,522 | | $ 11,094,522 |
| Commissions Receivable | 6,234,474 | | $ 6,234,474 | 6,234,474 |
| Deposits with clearing brokers | 358,247 | 358,247 | | 358,247 |
| Due from affiliates | 251,681 | | 251,681 | 251,681 |
| Restricted cash | 24,309 | 24,309 | | 24,309 |
| Total | $ 17,963,233 | $ 11,477,078 | $ 6,486,155 | $ 17,963,233 |
| Liabilities | | | | |
| Commissions payable | $ 888,627 | | $ 888,627 | $ 888,627 |
| Accounts payables and accrued expenses | 4,543,226 | | 4,543,226 | 4,543,226 |
| Total | $ 5,431,853 | $ - | $ 5,431,853 | $ 5,431,853 |

Equity-based compensation

The Company measures the cost of employee services received in exchange for an award of equity instrument based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the awards.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Business and Summary of Significant Accounting Policies (continued)

Leases

The Company accounts for leases under FASB ASC Topic 842. The guidance requires the recognition of assets and liabilities on the balance sheet to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Under Topic 842, the recognition, measurement and presentation of expenses and cash flows arising from a lease primarily depends on its classification as finance or operating lease. See Note 5 for further information.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04—Intangibles—Goodwill and Other (Topic 350). ASU 2017- 04 simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual, or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The Company adopted the provisions of Topic 350 on January 1, 2020 on a prospective basis. The adoption did not have a material impact on the Company's financial statements.

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model" or "CECL"). Under this new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The Company adopted the provisions of ASU 2016-13 on January 1, 2020. The adoption did not have a material impact on the Company's financial statements.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2020. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk (continued)

Credit Risk (continued)

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with money funds. Through indemnification provisions in agreements with Clearing Brokers and funds, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2020, the Company had regulatory net capital, as defined, of $12,278,443, which exceeded the amount required by $11,912,154. The Company's aggregate indebtedness to net capital ratio was 0.45 to 1.

4. Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers. As of December 31, 2020, no amounts were due to this affiliate for technology costs.

As part of its benefit costs, the Company provides funding for monthly contributions to employee health savings accounts. Amounts funded on behalf of its technology affiliate are reimbursed after the day that funding occurs for their employees. In addition, the Company advances amounts for certain administrative costs to be reimbursed by its affiliates. At December 31, 2020, an amount of $81,212 was due from its technology affiliate, which was repaid on January 26, 2021.

During 2020, 10 fund companies paid direct commission revenue to an affiliate broker dealer of the Parent located in the United Kingdom. Due from affiliate includes the uncollected portion of such direct commission revenue receivables from such affiliate. In addition, certain administrative costs were incurred by the Company on behalf of the Parent. At December 31, 2020, the amount due from Parent was $170,469 which was repaid on January 26, 2021.

5. Leases

The Company's lease agreements primarily cover office facilities and expire at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's Statement of Financial Condition. The Company's current lease arrangements expire through 2025, some of which include options to extend or terminate the lease. The Company in general is reasonably certain to exercise options to renew the leases, and therefore renewal and termination options are considered in the lease term for the right-of-use asset and lease liabilities balances.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments are excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. Our lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the Statement of Financial Condition. The Company recognizes lease expense for these leases as lease costs are incurred.

The Company leases its San Francisco, California, corporate headquarters under a non-cancelable operating lease which expires September 30, 2022, and two regional offices in Cohasset, Massachusetts, and Palos Verdes Estates, California, under non-cancelable operating leases which expire on February 28, 2021 and November 30, 2025, respectively.

5. Leases (continued)

The following table summarizes the Company's scheduled future minimum lease payments under operating leases, recorded on the Statement of Financial Condition as of December 31, 2020:

| | | |
|---|---|---|
| 2021 | $ | 316,382 |
| 2022 | | 252,238 |
| 2023 | | 39,564 |
| 2024 | | 40,751 |
| 2025 | | 38,380 |
| Total undiscounted lease payments | | 687,315 |
| Less imputed interest | | (55,541) |
| Total lease liabilities | $ | 631,774 |

As of December 31, 2020, the Company's weighted average remaining lease term and weighted average discount rate are 2.62 years and 6.59%, respectively.

6. Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by Holdings under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. Under the Plan, the Company makes discretionary matching contributions of up to 4% of the employees' gross wages or commissions each pay period for up to $10,000 annually. Company contributions vest based on years of service with vested amounts starting at 25% for employees with less than a year of service. Company contributions vest an additional 25% at each calendar year end for employees that worked 25 or more full weeks during such calendar year until all contributions are fully vested.

7. Current Expected Credit Losses

The Company's Accounts receivables primarily consists of commissions receivable due from the clearing brokers and fund families. Commissions receivable are generally due within 45 days or less. The credit risk associated with commissions receivables is that the clearing broker and the fund families are unable to pay the commissions in full as per the contractual obligation. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Management monitors the credit risk of clients, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. As of December 31, 2020, the management assessed the credit risk to be minimal after considering the factors under CECL framework and hence no allowance for credit loss was recorded on the financial statements.